UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                              (Amendment No. _____)*

                           5B TECHNOLOGIES CORPORATION
                               (Name of Issuer)


                    Common Stock, par value $0.04 per share
                       (Title of Class of Securities)

                   Warrant to Purchase Common Stock
                       (Title of Class of Securities)

                   Series C 6% Convertible Preferred Stock
                       (Title of Class of Securities)

                   Series D 6% Convertible Preferred Stock
                       (Title of Class of Securities)

                   Series E 6% Convertible Preferred Stock
                       (Title of Class of Securities)

                               338283104
                             (CUSIP Number)

                              August 16, 2001
         (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 338283104


1. Name of Reporting Persons: Connecticut Bank of Commerce

   I.R.S. Identification Nos. of above Persons (entities only):
    06-0792032

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)

    (a)    [ ]
    (b)    [ ]

3.  SEC Use Only_____________________

4.  Citizenship or Place of Organization: Connecticut

Number of       5.  Sole Voting Power: 838,679
Shares
Beneficially    6.  Shared Voting Power: None
Owned By
Each            7.  Sole Dispositive Power: 838,679
Reporting
Person With     8.  Shared Dispositive Power: None

9.   Aggregate Amount Beneficially Owned by Each Reporting
     Person: 838,679

10.  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See Instructions): Not Applicable

11.  Percentage of Class Represented By Amount in Row (9): 35.71%

12.  Type of Reporting Person (See Instruction): BK





Item 1(a)   Name of Issuer
            5B Technologies Corporation (The Company)

Item 1(b)   Address of Issuer's Principal Executive Offices
            100 Sunnyside Blvd., Woodbury, NY 11797

Item 2(a)   Name of Person Filing
            Connecticut Bank of Commerce


Item 2(b)   Address of Principal Business Office
            612 Bedford Street
            Stamford, CT 06901

Item 2(c)   Citizenship
            Connecticut banking corporation

Item 2(d)   Title of Class of Securities
            Common Stock, par value $0.04 per share
            Warrant to Purchase Common Stock
            Series C 6% Convertible Preferred Stock
            Series D 6% Convertible Preferred Stock
            Series E 6% Convertible Preferred Stock

Item 2(e)   CUSIP No. 338283104

Item 3. If this statement is filed pursuant to Sections 13d-1(b) or 240.13.d-2(b) or (c), check whether the person filing is a:

     (b)  [X] Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c). This statement is being filed by Connecticut Bank of Commerce, a Connecticut chartered FDIC insured commercial bank, which is a bank as defined in section 3(a)(6) of the Securities Exchange Act of 1934.

Item 4. Ownership
      (a) Amount beneficially owned: As of August 16, 2001, Connecticut Bank of Commerce owned 140,193 shares of Company Common Stock, par value $0.04 per share ("Company Common Stock"), a Warrant, dated May 24, 2001, to purchase 50,000 shares of Company Common (the "Warrant"), 4,000 shares of Series C 6% Convertible Preferred Stock, 5,000 shares of Series D 6% Convertible Preferred Stock, and 10,000 shares of Series E 6% Convertible Preferred Stock. The shares of Series C 6% Convertible Preferred Stock, Series D 6% Convertible Preferred Stock, and Series E 6% Convertible Preferred Stock are convertible into 200,000, 181,819 and 266,667 shares of Company Common Stock, respectively, or an aggregate of 648,486 shares of Company Common Stock. The aggregate number of shares of Company Common Stock beneficially owned by Connecticut Bank of Commerce directly and indirectly upon exercise of the Warrant or upon conversion of the shares of preferred stock is 838,679.

      (b) Percentage of Class: Connecticut Bank of Commerce's Company Common Stock, Warrant, Series C 6% Convertible Preferred Stock, Series D 6% Convertible Preferred Stock, and Series E 6% Convertible Preferred Stock, represented 35.71% of the outstanding Common Stock based on the outstanding shares figure retrieved from Williams Act Report and/or the Company.

      (c) Connecticut Bank of Commerce has sole power to vote and to dispose of the shares of Company Common Stock, the Warrant, the shares of Company Common Stock issuable upon exercise of the Warrant, the shares of Series C 6% Convertible Preferred Stock, the Series D 6% Convertible Preferred Stock, the Series E 6% Convertible Preferred Stock and the shares of Company Common Stock issuable upon conversion of the preferred stock.

Item 5.  Ownership of Five Percent or Less of A Class
         Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of
         Another Person
         Not Applicable

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the
         Parent Holding Company
         Not Applicable

Item 8.  Identification and Classification of Member of the Group
         Not Applicable

Item 9.  Notice of Dissolution of Group
         Not Applicable

Item 10. Certification
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2001

                            CONNECTICUT BANK 0F COMMERCE

                            By: /s/ Barbara H. Van Bergen
                            ____________________________
                              Barbara H. Van Bergen
                              Executive Vice President and
                              Chief Financial Officer